Filed by Schlumberger N.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ChampionX Corporation

Filer’s SEC File No.: 001-38441

Date: October 18, 2024

REFINITIV STREETEVENTS

EDITED TRANSCRIPT

SLB.N - Q3 2024 Schlumberger NV Earnings Call

EVENT DATE/TIME: OCTOBER 18, 2024 / 1:30PM GMT

OVERVIEW:

Company Summary

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

CORPORATE PARTICIPANTS

James McDonald Schlumberger NV - SVP, IR and Industry Affairs

Olivier Le Peuch Schlumberger NV - Chief Executive Officer, Director

Stephane Biguet Schlumberger NV - Chief Financial Officer, Executive Vice President

CONFERENCE CALL PARTICIPANTS

James West Evercore ISI - Analyst

David Anderson Barclays - Analyst

Scott Gruber Citi Investment Research (US) - Analyst

Arun Jayaram JPMorgan - Analyst

Neil Mehta Goldman Sachs & Company, Inc. - Analyst

Kurt Hallhead The Benchmark Company, LLC - Analyst

Saurabh Pant BofA Global Research - Analyst

Roger Read Wells Fargo Securities, LLC - Analyst

Stephen Gengaro Stifel Nicolaus and Company, Incorporated - Analyst

PRESENTATION

Operator

Thank you, everyone, for standing by. Welcome to the third-quarter SLB earnings conference call. (Operator Instructions) As a reminder, this conference is being recorded.

I would now like to turn the conference over to James R. McDonald, Senior Vice President of Investor Relations and Industry Affairs. Please go ahead.

James McDonald - Schlumberger NV - SVP, IR and Industry Affairs

Thank you, Leah. Good morning, and welcome to the SLB third-quarter 2024 earnings conference call. Today’s call is being hosted from New York following our Board meeting held earlier this week. Joining us on the call are Olivier Le Peuch, Chief Executive Officer; and Stephane Biguet, Chief Financial Officer.

Before we begin, I would like to remind all participants that some of the statements we’ll be making today are forward looking. These matters involve risks and uncertainties that could cause our results to differ materially from those projected in these statements. For more information, please refer to our latest 10-K filing and other SEC filings, which can be found on our website.

Our comments today also include non-GAAP financial measures. Additional details and reconciliations to the most directly comparable GAAP financial measures can be found in our third-quarter press release, which is on our website.

And finally, in conjunction with our proposed acquisition, SLB and ChampionX have filed materials with the SEC, including a registration statement with a proxy statement and prospectuses. These materials can be found on the SEC’s website or from the parties’ websites.

With that, I will turn the call over to Olivier.

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Thank you, James. Ladies and gentlemen, thank you for joining us this morning.

During the call, I will cover a few topics. I will start by reviewing our third-quarter results. Then, I will discuss how we are leveraging our differentiated market positioning, digital leadership, and operating efficiency to navigate the evolving macro environment. And finally, I will provide an update on our full-year financial ambitions and our early outlook for 2025. Stephane will then provide additional details on our financial results, and we’ll open the line to your questions. Let’s begin.

SLB delivered strong third-quarter results with continued margin expansion. Sequentially, although revenue was flat, we expanded our adjusted EBITDA margin by more than 50 basis points to [25.6%] (corrected by company after the call) by driving efficiencies throughout the business, and we generated very strong free cash flow of $1.81 billion.

In the international markets, revenue remained steady sequentially despite lower rig activity as commodity prices resulted in a more cautious approach to discretionary short-cycle spending. Demand for SLB’s digital products and services continued to accelerate. And we saw continued growth in the Middle East and Asia, fueled by oil capacity expansions and strong gas activity, as well as offshore projects.

Meanwhile, revenue in Europe and Africa was largely unchanged, as strong production and recovery activity in North Africa was offset by a decline in Latin America following a strong second quarter.

Turning to North America, revenue increased 3% sequentially as higher offshore activity in the Gulf of Mexico was partially offset by lower drilling activity in US land as the market remained constrained by gas prices and ongoing capital discipline by operators.

Next, let me touch on the performance of the divisions. In Digital and Integration, we delivered strong sequential growth led by our digital business, which reached a new quarterly revenue high. We also continued to increase profitability, expanding our pre-tax segment operating margins to 36%, driven by higher digital revenue and cost optimization. Overall, our digital business remains on pace to achieve full-year revenue growth in the high teens, and we announced a number of exciting new products and partnerships during the quarter that I will discuss a little later in today’s call.

Turning to the core divisions, Production Systems continues to grow, benefiting from long-cycle development activity particularly in the Middle East and Asia and in the Gulf of Mexico. I was proud to see that most Production Systems business lines contributed to this performance, as we continued to secure sizable bookings while also increasing our backlog for the future.

Reservoir performance remained steady, supported by stable production and recovery spending, and well construction declined slightly due to weaker land activity in North America and the international markets. Overall, these results demonstrate SLB’s unique ability to navigate the evolving market by leveraging our differentiated international and offshore positioning, our broad technology portfolio, and our continued focus on capital discipline and operating efficiency.

I want to thank the SLB team for continuing to deliver for our customers and shareholders in this dynamic environment. I’m extremely proud of their contribution and dedication to our performance strategy.

Next, I wanted to share some updates on our progress in digital. We delivered another quarter of strong digital growth as operators continued to increase their investments in digital technology to reduce cycle times and risk, enhance productivity, lower costs and carbon, and accelerate returns. This is presenting opportunities for high margin growth, and we have taken a leading role in this space, partnering with our customers to accelerate their transition to the cloud, scaling new technology for drilling and production operations, and creating new markets by delivering disruptive solutions for data and AI.

As part of this journey, we hosted our Digital Forum in September, where we brought more than 1,000 customers and partners to innovate solutions and shape our shared digital future. During this event, we launched the Lumi data and AI platform, which will accelerate advanced data and generative AI capabilities at scale for SLB customers across the energy value chain.

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

Today, we offer approximately 150 AI and machine learning capabilities across our products and solutions. And we continue to work for customers and partners to innovate and deploy new ones.

We also unveiled a number of cross-industry announcements during the Forum. These include a collaboration with NVIDIA to develop generative AI solutions for energy, as well as a partnership with Amazon Web Services to expand access to applications from the Delfi platform and to evaluate decarbonization solutions for Amazon’s digital infrastructure. Each of these agreements helps to expand our capability set and positions SLB as a key partner in digital and sustainability across the industry.

Next, let me discuss the macro environment. Over the past few months, commodity prices have been under pressure. This is largely due to concerns of an oversupplied market, driven by higher output from non-OPEC+ producers, uncertainty around OPEC+ supply releases, weaker demand from China, and softer economic growth rates in the US and Europe. This has resulted in a cautionary approach to activity and discretionary spend by many customers as highlighted in our third-quarter results.

Despite these evolving market conditions, we believe the long-term fundamentals for oil and gas remain in place. Demand for energy is increasing and energy security remains a global priority, as witnessed by recent commodity price fluctuations tied to geopolitical tensions in the Middle East. In this environment, gas will continue to play an increasing role in the energy transition while oil will remain a large part of the energy mix for decades to come.

Internationally, gas investment remains strong, particularly in Asia, the Middle East, and the North Sea, and is expected to grow regardless of OPEC+ decisions on oil production. Meanwhile, while short-cycle oil investments have been more challenged, long-cycle deepwater projects globally and most capacity expansion projects in the Middle East remain economically and strategically favorable.

Specific to North America, we do not see US activity rebounding in the near term, and any potential increases in gas rigs could be quickly offset by a further decline in oil rigs due to increased operating efficiency.

Overall, we expect this to result in a sustained level of global upstream investment in the years to come, with the secular trends of digital and industry decarbonization extending the investment horizon. SLB is well positioned to navigate in this evolving macro environment through our differentiated portfolio and multi-pronged strategic approach across core, digital, and new energy.

With that backdrop, let me conclude my opening remarks by sharing outlook for the full year 2024 and our early thoughts regarding 2025. Specific to the fourth quarter, we expect muted revenue growth, with a favorable mix of year-end digital and product sales partially offset by E&P budget exhaustion in US land and cautious discretionary spending from certain international customers. And with continued cost optimization, we anticipate we will deliver EBITDA margin expansion in the fourth quarter.

For the full year 2024, ongoing margin expansion will enable us to deliver full-year adjusted EBITDA margins at or above 25%. Additionally, our strong cash flows, coupled with the announced sale of our Palliser asset in Canada, will support increased returns to our shareholders.

In 2025, we see the potential for upstream spending in the international markets to grow in the low to mid-single digits, while North America’s spending will be flat to slightly down. This directional outlook will depend on the geopolitical environment and commodity prices, and we will share an updated view in January after we receive more feedback on customer budgets.

In conclusion, SLB remains well-positioned to deliver strong financial results, as our optimized cost structure, portfolio rationalization, differentiated exposure to key international and offshore markets, and digital leadership will support further margin expansion, higher cash generation, and increased returns to shareholders.

I will now turn the call over to Stephane.

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

Stephane Biguet - Schlumberger NV - Chief Financial Officer, Executive Vice President

Thank you, Olivier, and good morning, ladies and gentlemen.

Third-quarter earnings per share excluding charges and credits was $0.89. This represents an increase of $0.04 sequentially and $0.11, or 14%, when compared to the third quarter of last year.

During the quarter, we recorded $0.02 of merger and integration charges relating to the Aker Subsea and ChampionX transactions and $0.04 of charges in connection with the program we started last quarter to realign and optimize the support and service delivery structure in certain parts of our organization.

Overall, our third-quarter revenue of $9.2 billion was essentially flat sequentially. However, the third quarter represented another quarter of both sequential and year-on-year margin expansion despite revenue growth rates moderating. These improvements were driven by very strong digital and integration margins, combined with the effects of the cost optimization program I just mentioned. Additionally, the resilient, long-cycle production systems business continued its top line growth and margin improvement journey, benefiting from its strong backlog.

Sequentially, our pre-tax segment operating margin expanded 48 basis points to 20.8%. Company-wide adjusted EBITDA margin increased 55 basis points to 25.6%, representing the highest level since the first quarter of 2016.

Let me now go through the third-quarter results for each division. Third-quarter digital and integration revenue of $1.1 billion increased 4% sequentially, with margins expanding 456 basis points to 35.5%.

The sequential revenue growth was entirely due to higher digital sales, as APS revenue was flat. The strong margin performance was driven by improved digital profitability as a result of the higher uptake of new digital solutions and the optimization of our digital support and delivery structure.

Reservoir performance revenue of $1.8 billion was flat sequentially as higher intervention activity in international markets was offset by lower evaluation revenue in Latin America and the Middle East. Margins contracted 53 basis points due to the unfavorable technology mix.

Well construction revenue of $3.3 billion decreased 3% sequentially on lower rig count in US land and Saudi and the completion of drilling projects in certain offshore markets. Margins decreased 19 basis points as a result of the lower activity.

Finally, production systems revenue of $3.1 billion increased 3% sequentially, driven by higher sales of surface production systems, completions, and artificial lift, led by North America and the Middle East and Asia. Margins expanded 110 basis points to 16.7% on improved profitability in artificial lift, completions, surface and midstream production systems.

With regard to our liquidity, our cash flow performance during the third quarter was very strong, as we generated $2.4 billion of cash flow from operations and free cash flow of $1.8 billion. This represents a $1 billion increase in free cash flow as compared to last quarter, largely due to significant customer collections.

Capital investments, inclusive of CapEx and investments in APS projects and exploration data, were $644 million in the third quarter. For the full year, we are still expecting capital investments to be approximately $2.6 billion.

On the M&A front, as announced yesterday, I am pleased to report that we have signed a definitive agreement to sell our interest in the Palliser APS project in Canada. This transaction will reduce our direct exposure to commodity prices and the associated earnings volatility, as well as reduce our capital intensity. It also allows us to eliminate significant future abandonment liabilities.

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

Under the terms of the agreement, we will receive cash proceeds of approximately USD430 million, subject to closing adjustments that are typical for such a transaction. This transaction will also result in us removing asset retirement obligations from our balance sheet with a present value of approximately $280 million. This transaction, which is subject to regulatory approvals and other customary closing conditions, is expected to close before the end of this year.

Turning to the pending ChampionX acquisition, the integration teams on both sides have been working together closely, and we are extremely pleased with the progress they are making. We now anticipate the transaction to more likely close in the first quarter of 2025.

Finally, total returns to shareholders, in the form of stock repurchases and dividends, was approximately $2.4 billion on a year-to-date basis. During the third quarter, we repurchased 11.3 million shares for a total purchase price of $501 million. As a result of our strong cash flow performance, we expect to maintain this level of buyback in the fourth quarter.

Consequently, we will exceed our previous commitment to return $3 billion to our shareholders in 2024. Furthermore, we reaffirm that we will return a minimum of $4 billion to shareholders in 2025, reflecting our confidence in our ability to continue generating strong cash flows.

I will now turn the conference call back to Olivier.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Thank you, Stephane. Ladies and gentlemen, we’ll open the floor to your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) James West, Evercore ISI.

James West - Evercore ISI - Analyst

Hey. Good morning, Olivier. So Olivier, obviously, a more muted top line growth as we go through ‘25 is kind of expected here. But you guys have a lot of initiatives underway that will drive, I think, margin journey, margin expansion journey, I guess is a better way to put it.

Could you talk about some of the drivers there and how you see, maybe you or Stephane, that unfolding as we go through the year? I know you don’t want to give too many specifics yet on the year, given the budget you’re being quantified. But just maybe help us a little bit on how this could unfold.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Yeah, good question. Thank you. Thank you, James. So yes, indeed, we have the ambition to maintain our margin expansion journey as we enter 2025, our exit rates of 2024, with the results we have delivered in Q3. The ambition we have and the statement we have made on further expansion in the fourth quarter will bode very well as we enter 2025 to start the year with a kick, if I may.

And now, looking forward, I think the guidance at this point, market spend will indicate that we will benefit from another year of international growth outpacing North America, which, again, plays in our favor from the margin mix. And obviously, the combination of our digital technology, our technology premium will continue to play favorably as we accelerate technology introduction and continue the journey and ambition we have on the digital to reach approximately $3 billion, hence another year of strong growth.

And finally, I think we have initiated some cost out and operating efficiency focus for our entire team. And this is already falling through into our results, and I expect this to take full scale in 2025.

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

James West - Evercore ISI - Analyst

Got it. Okay, great. And then now that we’re a little over a month out from your Digital Forum that you held recently, could you maybe share some of your initial thoughts on the success of the forum? It seemed to me, at least, that the uptake in digital — clearly, you just mentioned $3 billion in revenue for next year, but digital uptake is accelerating and the quality of the digital uptake, not just going to cloud but also using all the AI tools, is accelerating as well. But I wanted to get your, now that we’ve gotten a month away, thoughts on that.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

No, fair. I think, first, I’m very pleased to report that this was, most likely on many aspects, our best forum ever. And from the size, the scale of the attendance, the number of partners that came to join us, the number of customers that came and displayed their own technology, I think we were having the opportunity.

We had the opportunity to show the digital value proposition we offer to the industry across the different domains, from geoscience subsurface to operations, show it that we have an integrated platform, open platform approach with partners. And we are extending our technology from the historical on-prem to cloud, edge, and now AI, including GenAI. So I think this resulted into not only a realization by many customers that we can impact all aspects of the operation, unlock value in productivity in the geoscience space, in operation for performance, and in reducing costs and carbon going forward.

So the pickup, if any, that I have is that this market, in terms of TAM, will expand going forward, will accelerate the expansion as customers realize that there is maturity into offering. There is maturity into the partnership ecosystem that we have developed. And there is opportunity for them to capture this as they want to extract efficiency, as they want to be more competitive.

And I believe that our opportunity here is to accelerate the adoption of the toolbox that we have invested in the last 10 years to particularly benefit from digital operations. There is one domain that I think has really blossomed in the last 18 months is digital operation in production, in drilling, autonomous operation, optimization, edge AI application that are really game changing the way we can perform with our customers. And that’s where I see the future. So longer term, going beyond the cycle, growing for the long term as a business for us.

James West - Evercore ISI - Analyst

Thanks very much.

Operator

David Anderson, Barclays.

David Anderson - Barclays - Analyst

Hi. Good morning, Olivier. So your customers are being more cautious, so you’re saying larger projects are still moving ahead. It seems pretty clear the cycle is kind of plateauing here. International spending you’re saying now is low, mid to single digits next year. But if we look at the prior cycle, the second half of that was really driven by sustained deepwater development.

So my question is, do you think deepwater can once again be a driver of growth, say, beyond ‘25? There’s something like $300 billion in FIDs the last few years. You just announced a slew of Petrobras awards today. And now, you have Namibia and Suriname on the horizon. So my question is, is that enough to drive gross overall spending higher? Or is it just really a function of the oil prices need to start to improve in order to kind of get this cycle kind of re-accelerating?

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Yeah. I think you have seen the realization that when commodity price is under pressure, there is some pressure on short cycle. That is suppressed. And that may come back and will come back as soon because it impacts in-field drillings. It impacts intervention activity. It impacts short-cycle unconventional in some regions. But it will most likely come back as soon as the commodity prices regain traction.

But the long cycle, apart from some decision on timing and project execution, have been untouched. And we have had a year of strong exploration activity that has unlocked a new reserve that has appraised a new future pipeline of deepwater, as you have heard and seen, across the Americas, across South Africa, across the East Mediterranean, across Asia, where gas is critical. And the combination of these, as you know, is [representing] every year.

This year, I think the total offshore FID will approach $100 billion. And we expect that this rate of $100 billion FID for offshore will remain at that level or higher for the next two or three years. So the cumulative over ‘23 to ‘26 of offshore will exceed $500 billion of offshore FID. And that’s a sign that this project will execute beyond ‘25, beyond ‘26, and will be a growth engine for the industry going forward.

David Anderson - Barclays - Analyst

That’s great to hear. Also great to hear is the sale of the power supply. Glad to put that behind us. And now, we can kind of focus much more on the digital business, of course.

And I guess one of the things that you had talked about at that forum was how digital has been accretive to growth and margins going forward. And clearly, it’s been that way already. So you’re well on your way to hitting your $3 billion target in revenue next year. And naturally, I have to ask you what’s next.

I don’t think you’re ready to give up the new target yet, otherwise you probably would have already done that. But I guess what I’m just wondering about is where do you see that growth coming from? You just talked about it on that production side, so maybe that’s another leg of growth. But a big part of this has been coming from the well construction. And I’m wondering if deepwater can be also a huge driver of the digital business going forward.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

It is already. I think we are already deploying our well construction automation and optimization, autonomous operations in some offshore rigs and making huge difference when the cost of rig operation matters. And this is something that will unlock the future.

But I think I will split it in three categories. I think you have a platform transition, cloud transition, that has happened that affects the more than 1,000, 1,500 customers we have. And it’s a long transition that will continue to happen one customer at a time. Cloud transition that will continue to drive our Delfi adoption across our customer space in geoscience. And we’ll continue to see this affecting and being a long cycle, a long tail of growth for years to come as a driver.

The second is, as you mentioned, as I mentioned, the digital operation, be it in production and drilling with the emergence of edge applications, the emergence of autonomous optimization applications. And this is both seen by the digital services that our core divisions are offering — Well Construction, Production System, and Reservoir Performance. We’re having much success with this digital offering that they are putting on the back of our Delfi. And we see it into the pickup of our production and drilling operation capability by the customer themselves.

And finally, and the third leg of growth in our digital portfolio, is the emergence of new data and AI capability. As you have seen, the Lumi that we have put in place. So we combine these three over the future horizon. This will continue to be digital — as a consequence, it will continue to be a growing TAM for us and will be an engine of growth that will be accretive to the top line and will deliver accretive margin to the company. So that’s the way we see it. And I will not, at this point, set the target for what is next, but we’ll continue to see growth beyond 2025 with this context.

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

David Anderson - Barclays - Analyst

Okay. Thank you very much.

Operator

Scott Gruber, Citigroup.

Scott Gruber - Citi Investment Research (US) - Analyst

Yes, good morning. I’m glad to hear that you still see some growth next year. I’m going to ask a question that — where we try to separate operating leverage, the results from growth from other margin drivers. So if we assume that upstream spending is flattish for the next three years, is there a certain level of margin expansion that you think you could achieve through further cost optimization and further growth in digital? I assume that you would challenge the organization to continue expanding margins in a flat backdrop. Just curious what that potential rate of margin improvement could be.

Stephane Biguet - Schlumberger NV - Chief Financial Officer, Executive Vice President

So yes, first, we do see, not only in Q4 and into 2025, further margin expansion on that upstream spending outlook. And as you actually mentioned, it comes from several components. It comes primarily, I would say, from the mix of activities in our various divisions.

As Olivier indicated, digital is a booster to our overall company margins. Technology mix, performance contract, or performance in general pushes margins as well. And yes, there’s an element of cost optimization, not only from the program we started at the end of last quarter — sorry, at the beginning of last quarter of Q3, but also from our continuous focus on costs.

We will continue to adjust delivery resources based on level activities, and we will continue to look for further optimization in our structure. So it’s a mix of all these components that will continue to push our margins into 2025.

Scott Gruber - Citi Investment Research (US) - Analyst

Got it. And Stephane, how would the financials be impacted by the Palliser sale? How much EBITDA comes out and how much CapEx comes out?

Stephane Biguet - Schlumberger NV - Chief Financial Officer, Executive Vice President

Yeah. So we, on Palliser, generate approximately $500 million of revenue per year on the asset. And this comes with pre-tax margins in the high 30s. Now, you mentioned something very important. It also removes quite a bit of investment that we need to inject every year to maintain these numbers. The CapEx is about $150 million per year.

And as I mentioned as well in my prepared remarks, something not to underestimate is removing future abandonment liabilities which, discounted, are about $280 million, but undiscounted are close to $1 billion estimate. So it’s a good thing this is going away from our balance sheet and P&L, and it will reduce both earnings volatility and capital intensity.

Scott Gruber - Citi Investment Research (US) - Analyst

Appreciate the color. Thank you.

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

Operator

Arun Jayaram, JPMorgan.

Arun Jayaram - JPMorgan - Analyst

Yeah, good morning. Olivier, you framed that you’re seeing a little bit of cautiousness in some of the short-cycle markets - North America, international oil — with some resiliency in long-cycle gas and deepwater opportunities. I was wondering, how would you characterize the current pricing dynamics internationally just relative to your expectations of margin expansion from here?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

I think we believe that the pricing environment is still positive, constructive, I would say. I think first realizing that the industry is capital disciplined, and industry has no spare capacity to move and to place. And as a consequence, performance, technology, and integration capabilities still give us the opportunity to support our pricing. And I don’t see it in the current environment changing very much.

Arun Jayaram - JPMorgan - Analyst

Fair enough. I had a follow up on new energy. You guys press release an update on your lithium DLE pilot in the quarter in Nevada, which highlighted a very high kind of recovery rate. I was wondering if you could talk about, Olivier, the next steps to commercialize this technology. How competitive are the extraction costs today versus existing technology? I was wondering if you could just maybe frame the growth opportunity from lithium.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Well, as you pointed out, I think first, we are very pleased to have achieved these milestones. Again, the milestones have been to produce lithium carbonate from our demonstration plant in Nevada using a direct lithium extraction from brine and using a concentration and purification process that we have integrated with our own IP and using some external technology and putting this together and working for months to tune it, to digitally optimize it, and to realize this.

So our plan forward is to work with prospective partners and customers to see how this technology can be used and scaled to respond to big demands that exist and some plans that some of our customers and partners have announced to use DLE as a method to extract lithium and produce lithium in large quantities in the coming years. So we are looking forward to use this technology to scale it for application as a licensed technology or as a partner, where we will develop and run going forward this technology with our customers and partners. That’s the way we look into it. And again, very good first and benchmark performance for such a DLE plant and exciting long-term prospect for us in this new space.

Arun Jayaram - JPMorgan - Analyst

Great. Thanks a lot.

Operator

Neil Mehta, Goldman Sachs.

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

Neil Mehta - Goldman Sachs & Company, Inc. - Analyst

Yeah. Good morning, team. A couple of financial questions. Maybe as we think about 2025, over the summer, you had talked about that $10 billion EBITDA target for ‘25 on a 20% CAGR. Just in light of some of the macro commentary, can you just talk about some of those moving pieces as it relates to that guide? And I think you’ve given us a lot of moving pieces, but I’d like to just kind of tie that out.

Stephane Biguet - Schlumberger NV - Chief Financial Officer, Executive Vice President

Sure, sure. Makes sense, Neil. So really — yeah, again, margin expansion is — we are laser focused on this. We’ve been increasing EBITDA margins year on year for 15 consecutive quarters. And we don’t intend to stop. So this is our mission. And as I explained, it’s made of several types of components.

Now, to your specific question on 2025 and the absolute value of EBITDA compared to our long-term ‘21 to ‘25 CAGR ambitions, it is possible that, indeed, with the current macro outlook, again, to be refined. And if we exclude for the moment, just to compare apples with apples, if we exclude ChampionX, it’s possible that the ‘21 to ‘25 CAGR will finish more in the high teens rather than breaking that 20% bar.

Neil Mehta - Goldman Sachs & Company, Inc. - Analyst

Thanks. That’s really helpful. And then it was a super quarter for free cash flow. You guys beat our model by quite a bit; very strong collections. Can you just talk about how you’re thinking about — first of all, talk about the go-forward for working capital and just the free cash flow profile into next year as well, including CapEx, which has been, again, trending in a constructive way.

Stephane Biguet - Schlumberger NV - Chief Financial Officer, Executive Vice President

Yeah, totally. So yeah, we maintain capital discipline for sure. So this is quite predictable and it’s a bit too soon to talk about CapEx for next year. But rest assured, it’s going to — the theme of capital discipline clearly will be there considering the macro environment.

So now, specifically to our Q3 free cash flow, yes, always in the second half, we generate most of the year free cash flow. And in Q3, this was in a way more than exacerbated compared to over a year or so. So yes, Q3 was very strong, and as we highlighted and as you mentioned, it was really driven by customer collections.

In a way, Q2 was a little bit low on collections, so there’s a bit of a catch up effect, and Q4 will essentially be dependent on — it will be strong. It will also be dependent on customer collection. But as you can see, we do experience volatility in those collections from a quarter to another. So we will continue to push. We’ll definitely finish the year on a high note as it relates to working capital and free cash flow. Working capital we’ll continue to release as we finish the year.

And going into next year, again, a bit too soon to give you a number for free cash flow. But definitely, it will be higher than 2024, not only from our own operations, but of course with the addition of ChampionX. And this is why we are quite comfortable to reaffirm our $4 billion target returns to shareholders for next year because free cash flow will increase in ‘25.

Neil Mehta - Goldman Sachs & Company, Inc. - Analyst

That’s perfect. Thanks, team.

Operator

Kurt Hallhead, Benchmark.

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

Kurt Hallhead - The Benchmark Company, LLC - Analyst

Hi. Good morning. Good to hear everybody this morning. So Olivier, you did highlight a more tempered outlook as you go out into 2025. So we appreciate that.

In the context of those dynamics, usually, as the industry kind of goes into a more moderate growth or some markets kind of go into a little bit of a slowdown, there’s some pricing pressures that maybe come along with that. Just wondering if you’re starting to see or starting to have some of those conversations with your customer base. And if not, what may be different that’s kind of driving the discussions with the customers that go around?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Yeah. I think in all cycle — at any point in the cycle, I think it will always get under competitive pressure and under pressure from our customer to lower the cost of operation or improve the value. We believe that, I think, first and foremost, as long as we continue to perform, create the value, exceed expectation on the performance of our operation, we’ll relieve any pressure, that could come from a competitive and or from a customer aspect.

Secondly, we believe that the industry is tight on capacity, capacity of equipment, capacity of critical new technology. And the industry has demonstrated lately a strong capital discipline that has restrained this risk, I would say. But as long as — I think as long as we maintain a very high customer satisfaction through our performance, continue to deliver our technology, continue to deliver our integrated value proposition, I think we will relieve any pressure that could arise into a moderating growth environment and defend our pricing and further improve our pricing when it has — it matters, and hence protect our margins going forward.

So it’s a matter of execution, it’s a matter of production, but it’s also a matter of capital discipline across the industry. And I believe the condition in this cycle is a bit different than what we have suffered in the past. And I’m looking at this constructively.

Kurt Hallhead - The Benchmark Company, LLC - Analyst

Okay, that’s great. Maybe a follow up, coming full circle to your Digital Forum, great event, by the way. In the context of the kind of post meetings and so on and so forth, what were one or two things that came out of those meetings or discussions with potential clients of yours for your generative AI products? What was surprising to you that you maybe didn’t anticipate going in?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

I think the customers were — I think, first, many of them presented themselves and 150 papers were presented by our customers. More than 10 of them presented their own application of digital to other customers. And I think it was from a lot of learnings for our customers to watch each other and to learn from each other on how do they use digital technology to unlock value.

So if anything, takeaway, I think at high level, I think customers realize that we are more than just one geoscience application on the cloud, and we have a digital value proposition that expands across different domains and across different technology stacks — on-prem, cloud, edge, AI — and across the different domains – geosciences, engineering, and production. So the full value proposition we have on digital, I think, did surprise many of the customers as we continue to expand and have now a very comprehensive offering. That’s the first takeaway, I think.

The second is, I think the emergence of AI as an X-factor for the industry to unlock more value of digital. This industry is data rich, I would say. And hence, we have deployed, as you heard, 150 engineered AI, full of domain, full of physics, and full of the latest data science technique to unlock more performance into our digital application. And the latest announcement of Lumi as a platform that complements Delfi and as a platform for putting and accessing all E&P data in one framework to integrate all the applications across seamlessly.

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

And finally, to create a framework that allows our customers to use AI application on their data set across the different domains and unlock new insights or create new performance. That sort of Lumi data and AI is getting a lot of inbound requests, as we have just announced it, and will certainly be a factor of growth in the future as the industry recognizes that there’s a lot to unlock from data, to liberate data, and to realize value through AI, including GenAI application that we develop, as you have heard, with partners like NVIDIA, Mistral, and others.

Kurt Hallhead - The Benchmark Company, LLC - Analyst

That’s great. Appreciate that insight. Thank you.

Operator

Saurabh Pant, Bank of America.

Saurabh Pant - BofA Global Research - Analyst

Hi. Good morning, Olivier and Stephane. I know there have been a lot of questions on digital, but I had one, a conceptual one, if you don’t mind, Olivier. As we think about the upstream cycle maturing and growth slowing, I know digital has its own secular drivers, SLB-specific drivers, so growth in digital should be very different versus upstream spending.

But conceptually, Olivier, how should we think about the variance, the sensitivity to digital growth opportunity relative to what the upstream market is doing? So if growth in upstream spending slows from 10% to, let’s say, low to mid-single digit, does it do too much to digital growth outlook or they are materially unrelated to each other?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

I think, as we are very early in the curve of adoption of digital, I believe they are largely uncorrelated at this point. And we see the TAM, total addressable market, of digital in our industry, in upstream, actually growing, as the market may be moderating from upstream CapEx. We believe that the size of digital will actually, by contrast, grow, and our ability to not only participate fully, but also gain a share in this market and unlock white space in this market, such as with Lumi data and AI, and offer edge autonomous operations, I think will create for us a long growth opportunity that will be largely decorrelated.

Now, there are aspects of short-term, I would say, discretionary decision on that can affect digital. But I think the long trend, I think, I believe, is positive, and long trend will continue to be a secular investment opportunity for customers that now they are realizing that it creates value today, and hence is an opportunity to differentiate their performance for tomorrow.

Saurabh Pant - BofA Global Research - Analyst

Right. Okay. No, that makes a lot of sense, Olivier. Thank you.

And my follow up, Stephane, maybe for you, obviously, you are accelerating cash return to shareholders. This year, you have your $4 billion, at least $4 billion target for next year. But just conceptually, as we think about the percentage of your free cash flow that you might want to return to shareholders as the cycle matures, this year, it looks like you’re going to be pretty close to 80%, which is a lot higher than your target. Conceptually, is it fair to assume, Stephane, that that percentage of free cash flow continues to go up as the cycle matures?

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

Stephane Biguet - Schlumberger NV - Chief Financial Officer, Executive Vice President

Well, it is true we set the minimum a few years back of 50%. So yeah, we have clearly exceeded that, and I’m quite happy we were actually able to exceed that. So I mean, it really depends on investment opportunity. I think 80% is already a very good number. It’s hard to tell you if it can get to 100% in 2025.

I mean, it’s really - we are happy with where our balance sheet is. Deleveraging has been a focus for a few years. We have turned that focus from deleveraging to returns. So depending on investment opportunities, returns to shareholders remains the priority at the moment. So yes, you will see that percentage clearly above our initial guidance of 50%. That’s for sure.

Saurabh Pant - BofA Global Research - Analyst

Yeah. No, that’s perfect. I was not expecting you to raise it to 80% from 50%. But conceptually, that all makes a lot of sense, Stephane. Thank you. I’ll turn it back.

Operator

Roger Read, Wells Fargo.

Roger Read - Wells Fargo Securities, LLC - Analyst

Yeah, thank you. Good morning. I’m going to come back to digital; it’s the theme of the day. So let me ask the question slightly differently for you, Olivier. As you think about it, high growth, you’ve got to get customers on board. You’ve got to have the opportunities available internally, right, in terms of people and offerings.

So as we think not just the growth rate in ‘25 to $3 billion, but beyond that, what do you see as potential bottlenecks, be they internal or external, that you’ve really got to deal with here? The front and center items about having the right people in the right place and making the inroads to your client base?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Well, Roger, thanks for the question. I think it’s nothing new. I think we have been working on growing and understanding what can we do to unlock both from the go-to-market and from our own internal capability, the digital growth. And I think we have been most successful in the last few quarters.

And I think it comes down to, I think, engaging for customers, better understanding what, I think, offerings they are looking for. And I think going from multi-cloud environment, going from hybrid cloud environment, on-prem and cloud, I think has been an evolution that we have taken two to three years back. And I think it’s paying off and it’s unlocking the growth.

The other realization is that some customers don’t necessarily focus on the application, but are focused on the data. And they are willing to sort out and unlock the data, hence, the creation of Lumi as a platform to address the customers that are more interested into unlocking data and directly accessing AI through a data platform, as opposed to having to adopt the full suite. And I think we have seen this.

We have done investment into our Innovation Factori to help collaborate with our customers to tailor some fit-for-basin application to their needs. So we have already gone through this. Is it all obstacles resolved? No. I think, as I said, it’s one customer at a time, adoption on the cloud.

However, I think something that helped us a lot, and I think is accelerating, is the fact that the digital operation led by our core division — Production System, Well Construction, and Reservoir Performance — are becoming new agents of digital transformation for our customers, as they are pushing and getting successful into the adoption of digital services that are being delivered real time at the edge, such as autonomous drilling operations or well-bore insights or surveillance and optimization of some of our Production Systems equipment.

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

And this is one well at a time. This is one transaction at a time. So the rate of adoption here, I think kind of push, we have made to coalesce, if I may, our offering in the office, in the planning, to offering into operation, and at least under one umbrella of platform, I think is unlocking the pace of adoption. And hence we see this happening today, and we believe this will continue.

So that’s what we are doing to unlock, if you like, and working with partners to provide more options to our customers so that they recognize the ecosystem they work with. So these are the two or three dimensions that we have worked with in the last 18 months, two or three years, and that are starting to bear fruits and are starting to translate into growth, and we don’t see it changing going forward.

Roger Read - Wells Fargo Securities, LLC - Analyst

Appreciate that. Yeah, it sounds like incremental, and then eventually we get to cascade with this.

As a follow up to that, Stephane, you mentioned capital intensity obviously declines with the sale here of the Canada E&P ops. What’s the right way for us to think about capital intensity in terms of digital investments? Does capital — CapEx investment trail the revenue growth for a period of time, exceed it? Is there a way to think about maybe a crossover eventually in that, where the growth continues, but the capital intensity would decline? Or does it rely so much on capital investment elsewhere there’s not an easy way to think about that?

Stephane Biguet - Schlumberger NV - Chief Financial Officer, Executive Vice President

It’s clearly different from our core business. There’s a little lag, or a reasonable lag, between investment CapEx in our core business and the related deployment of the tool in the field.

In digital, it’s a much longer cycle. So first, it’s not CapEx, as you know. We expense all the investments, because the investments are basically — you can categorize them, if you want, in product development, research and development. And this has been done over, tempted to say, the last 30 years.

So there’s always — of course, to come up with new solutions to enrich the platform, we need to continue investing every year, but we are not seeing spikes in there. We make arbitrages within a given envelope. So our growth in digital doesn’t trigger incremental capital intensity because it’s really smoothed over many, many years. I would say that the heavy investments have been made in the past already. Now, it’s just enriching the platform and supporting the enriched offering for the customer.

Roger Read - Wells Fargo Securities, LLC - Analyst

Great. Appreciate it. Thanks.

Operator

Stephen Gengaro, Stifel.

Stephen Gengaro - Stifel Nicolaus and Company, Incorporated - Analyst

Thanks. Good morning, everybody. Two for me. The first, just sort of thinking about the short term and the fourth quarter. Can you talk a little bit about the sort of the puts and takes as we look at the fourth quarter and maybe even versus sort of normal seasonality that we get every year? And I’m just also curious on the Gulf of Mexico if there’s been any big impact from the storm activity.

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

I’m not sure we got your second question. You are concerned about — the second part of your question?

Stephen Gengaro - Stifel Nicolaus and Company, Incorporated - Analyst

Whether there’s been much impact from the Gulf of Mexico storms.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

So I’ll start with this to say that we have seen muted impact on the Gulf of Mexico storm in our operation. And the Gulf of Mexico has been the driver for growth in the third quarter sequentially.

As it comes to the fourth quarter and your question, I think the puts and takes, I think, yes, there is an element of seasonality, both on the positive side, which is the digital and product from Production Systems’ year-end sales that will normally and will create a boost to our revenue. And there is a seasonality effect on some part of the Northern hemisphere that are starting to see either part of the sequence or budget exhaustion part in US land, so we will see an offset. And I think these two, as we commented, will be partially offset, and we see as a consequence of muted growth going forward sequentially. But that’s a put and take that we are seeing going forward.

Stephen Gengaro - Stifel Nicolaus and Company, Incorporated - Analyst

Great. Thank you. And then the second question was really — I’m not sure you’re willing to comment on this, but as you’ve mentioned earlier, you’ve kind of been going through the integration team on the CHX front. Has there been anything that you can talk about that has sort of increased or changed your thought process or optimism on the synergies?

Stephane Biguet - Schlumberger NV - Chief Financial Officer, Executive Vice President

Well, we are — as we said, we have been working quite a bit on both sides with the integration teams. And what we are seeing is really giving us even more confidence than we had originally on the transaction and on the synergies. So we are not going to change our synergy target at this time, but we clearly confirm it and we’re quite happy with what we’re seeing in that integration planning process.

Stephen Gengaro - Stifel Nicolaus and Company, Incorporated - Analyst

Great. Thank you. Thanks for the color.

Operator

And I’ll turn the conference back to SLB for closing comments.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Thank you, Leah.

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OCTOBER 18, 2024 / 1:30PM, SLB.N - Q3 2024 Schlumberger NV Earnings Call

Ladies and gentlemen, as we conclude today’s call, I would like to leave you with the following takeaways. First, SLB remains well positioned to navigate commodity price fluctuations, benefiting from our unique operating footprint. Moving forward, we will continue to harness our technology deployment and integration capabilities to capture high-margin opportunities in the international, deepwater, and gas markets.

Second, our digital business remains a key differentiator in the industry. This will continue to drive higher margin growth while opening the door to new markets.

And third, with our solid financial performance and focus on operating efficiency, we look forward to delivering further margin expansion, higher cash generation, and increased returns to shareholders.

Thank you for joining us this morning. With that, I will conclude our call.

Operator

Ladies and gentlemen, that does conclude your conference for today. Thank you for your participation. You may now disconnect.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Such forward-looking statements include statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of SLB and ChampionX, including expectations regarding outlook and all underlying assumptions, SLB’s and ChampionX’s objectives, plans and strategies, information relating to operating trends in markets where SLB and ChampionX operate, statements that contain projections of results of operations or of financial condition, and all other statements other than statements of historical fact that address activities, events or developments that SLB or ChampionX intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “intends,” “plans,” “seeks,” “targets,” “may,” “can,” “believe,” “predict,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “ambition,” “goal,” “scheduled,” “think,” “could,” “would,” “will,” “see,” “likely,” and other similar expressions or variations, but not all forward-looking statements include such words. These forward-looking statements involve known and unknown risks and uncertainties, and which may cause SLB’s or ChampionX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described in Part I, “Item 1. Business”, “Item 1A. Risk Factors”, and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SLB’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on January 24, 2024, and Part 1, “Item 1A. Risk Factors” in ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 6, 2024, and each of their respective, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; changes in demand for SLB’s or ChampionX’s products and services; global market, political, and economic conditions, including in the countries in which SLB and ChampionX operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the extent of growth of the oilfield services market generally, including for chemical solutions in production and midstream operations; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; the impact of shifts in prices or margins of the products that SLB or ChampionX sells or services that SLB or ChampionX provides, including due to a shift towards lower margin products or services; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; trends in crude oil and natural gas prices, including trends in chemical solutions across the oil and natural gas industries, that may affect the drilling and production activity, profitability and financial stability of SLB’s and ChampionX’s customers and therefore the demand for, and profitability of, their products and services; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction; failure to effectively and timely address energy transitions that could adversely affect the businesses of SLB or ChampionX, results of operations, and cash flows of SLB or ChampionX; and disruptions of SLB’s or ChampionX’s information technology systems.

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These risks, as well as other risks related to the proposed transaction, are included in the Form S-4 and proxy statement/prospectus (each, as defined below) that has been filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to SLB’s and ChampionX’s respective periodic reports and other filings with the SEC, including the risk factors identified in SLB’s and ChampionX’s Annual Reports on Form 10-K, respectively, and SLB’s and ChampionX’s subsequent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither SLB nor ChampionX undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, SLB filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on April 29, 2024 (as amended, the “Form S-4”) that includes a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). The Form S-4 was declared effective by the SEC on May 15, 2024. SLB and ChampionX filed the definitive proxy statement/prospectus with the SEC on May 15, 2024 (https://www.sec.gov/Archives/edgar/data/87347/000119312524139403/d818663d424b3.htm), and it was first mailed to ChampionX stockholders on or about May 15, 2024. Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.

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